UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

BIORELIANCE CORPORATION

(Name of Subject Company (Issuer))

BASEBALL ACQUISITION CORPORATION,

a wholly-owned subsidiary of

INVITROGEN CORPORATION

(Named of Filing Persons – Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

090951 10 4
(CUSIP Number of Class of Securities)

Gregory T. Lucier
President and Chief Executive Officer
Invitrogen Corporation
1600 Faraday Avenue
Carlsbad, California 92008
(760) 603-7200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:

Mara H. Rogers, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$448,246,128	$36,264

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based upon the acquisition of (i) 8,431,979 shares of common stock of BioReliance Corporation (“Issuer”) outstanding as of December 31, 2003 for the expected consideration in the tender offer of $48.00 per share and (ii) the exercise of in-the-money exercisable options to purchase an aggregate of 906,482 shares of common stock of Issuer as of December 31, 2003. The calculation of the filing fee is based upon Issuer’s representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of December 31, 2003.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.008090% of the transaction value.

[x]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,264	Filing Party:	Invitrogen Corporation and Baseball Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 8, 2004

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]	third party tender offer subject to Rule 14d-1.	[ ]	going-private transaction subject to Rule 13e-3.
[ ]	issuer tender offer subject to Rule 13e-4.	[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [  ]

Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
SIGNATURE

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2004 by Invitrogen Corporation, a Delaware corporation (“Invitrogen”) and Baseball Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Invitrogen, as amended by Amendment No. 1 thereto filed with the SEC by Invitrogen and the Purchaser on January 23, 2004. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share, of BioReliance Corporation, a Delaware corporation (“BioReliance”) (the “Shares”), at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2004 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 4. Terms of the Transaction.

     1. The first sentence of the last paragraph of the subsection entitled “THE TENDER OFFER—Section 2—Procedures for Tendering Shares—Other Requirements” and the third paragraph of the subsection entitled “THE TENDER OFFER—Section 4—Acceptance for Payment and Payment for Shares” of the Offer to Purchase incorporated by reference in the Schedule TO are hereby amended to read as follows:

     “Payment for all Shares accepted for payment pursuant to the Offer will be made promptly after the acceptance of such Shares for payment and receipt of the above-referenced documentation by the Depositary.”

     2. The subsection entitled “THE TENDER OFFER—Section 3—Withdrawal Rights” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended by adding the following paragraph after the second paragraph of such subsection:

     “Upon the terms and subject to the conditions of the Offer, as further explained in “—Section 4—Acceptance for Payment and Payment for Shares” below,

•	the Purchaser will accept for payment and will, through the Depositary, pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn promptly after the Expiration Date; and

•	if any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned by the Depositary as promptly as practicable after the termination or expiration of the Offer.”

     3. The subsection entitled “THE TENDER OFFER—Section 5—Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby renamed “THE TENDER OFFER—Section 5—U.S. Federal Income Tax Consequences” and each cross-reference to such subsection in the Offer to Purchase and in Item 4 of the Schedule TO is hereby correspondingly amended. In addition, the first sentence of such subsection is hereby amended to read as follows:

     “The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to stockholders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     The last sentence of the subsection entitled “THE TENDER OFFER—Section 8—Certain Information Concerning BioReliance—Certain Forward-Looking Financial Data” of the Offer to Purchase incorporated by reference in the Schedule TO is hereby amended to read as follows:

     “The internal forecast and budget disclosed herein are included herein solely because BioReliance made them available to Invitrogen in connection with its evaluation of the transactions contemplated by the Merger Agreement, and constitute information that Invitrogen believes is material to BioReliance stockholders.”

     In addition, such subsection is hereby amended and supplemented to include the following paragraph at the end of such subsection:

     “Any reference to the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) in any reports or documents filed by BioReliance with the SEC and referenced in this Offer to Purchase shall not qualify any forward-looking statements in this Offer to Purchase because the PSLRA does not apply to any forward-looking statements made in connection with a tender offer.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BASEBALL ACQUISITION CORPORATION

	By:	/s/ JOHN D. THOMPSON

	Name:	John D. Thompson
	Title:	President and Chief Executive Officer

INVITROGEN CORPORATION

	By:	/s/ C. ERIC WINZER

	Name:	C. Eric Winzer
	Title:	Chief Financial Officer
Dated: January 28, 2004